UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the calendar year ended December 31, 2004

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                      to

Commission File Number: 000-15827

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Sharper Image 401(k) Savings Plan

650 Davis Street

San Francisco, CA 94111

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sharper Image Corporation

650 Davis Street

San Francisco, CA 94111

THE SHARPER IMAGE

401(k) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, as of December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2004 and 2003	4

Notes to Financial Statements	5 - 8

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i; Schedule of Assets Held (At End of Year) - December 31, 2004	9

OTHER INFORMATION:

Signatures Page	10

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

The Sharper Image 401(k) Savings Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401(k) Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held (At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
San Francisco, CA

June 17, 2005

Comyns, Smith, McCleary & Deaver, LLP
Certified Public Accountants	John R. Comyns, Partner
Steven P. Smith, Partner
Dan K. Deaver, Partner
Gerard S. Clancy, Partner
Mark E. Eitelgeorge, Partner
James B. Wolf, Partner
Brent M. Baxter, Partner
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	David B. McCleary (1954-1996)

Administrative Committee,

The Sharper Image 401k Savings Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held (At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Lafayette, CA

June 22, 2004

3470 Mt. Diablo Boulevard, Suite A110 • Lafayette, California 94549 • Phone: (925) 299-1040, Fax: (925) 299-1100

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	December 31,
	2004	2003
ASSETS
Investments at Contract Value:
Guaranteed Investment Contract	$154,254	$56,842

Investments at Fair Value:
Mutual Funds	7,332,671	5,595,643
Money market fund	1,926,162	1,917,467
Sharper Image Corp. Unitized Common Stock	892,059	1,285,997
Participant Loans	431,640	380,434

Total Investments	10,736,786	9,236,383

Receivables:
Employee Contributions	73,560	69,334
Employer Contributions	273,979	190,445

Total Receivables	347,539	259,779

LIABILITIES
Excess contributions refundable	141,040	—

Net Assets Available for Benefits	$10,943,285	$9,496,162

See Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Year Ended December 31,
	2004	2003
ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments	$3,752	$1,692,987
Interest and dividend income	127,814	70,789

Total net investment income	131,566	1,763,776

Employer contributions	273,979	190,445
Employee contributions	1,728,003	1,633,803

Total additions	2,133,548	3,588,024

DEDUCTIONS FROM NET ASSETS:
Benefits paid to terminated participants	(681,514)	(533,707)
Administrative expenses	(4,911)	(9,745)

Total deductions	(686,425)	(543,452)

NET INCREASE IN NET ASSETS	1,447,123	3,044,572

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,496,162	6,451,590

End of year	$10,943,285	$9,496,162

See Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of The Sharper Image (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General- The Plan was established on April 1, 1994 and was amended on August 1, 1999. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions- Participants may defer from 1% to 20% of their annual compensation, not to exceed the maximum deductible amount allowed, which for the year ended December 31, 2004 was generally $13,000. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A (“PNC”), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants’ accounts based on balances prior to such allocation. The Company made employer-matching contributions equal to 100% of the participant’s contribution up to a maximum of $600 and $500 per participant for the years ended December 31, 2004 and 2003, respectively.

Participant Accounts- Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants’ nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest in the Company’s matching contributions, plus earnings thereon, after one year of service, and become fully vested after five years of credited service.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003 (continued)

1.	DESCRIPTION OF THE PLAN (continued)

Participant Loans- Participants may only have one loan outstanding at a time. The total amount owed to the Plan by an individual participant must be at least $1,000 and cannot exceed the lesser of 50% of the fair market value of the participant’s vested account balance or $50,000. As of December 31, 2004, there were 75 loans outstanding, with contractual interest rates ranging from 5.00% to 10.50%. As of December 31, 2003, there were 77 loans outstanding with contractual interest rates ranging from 5.00% to 10.50%. Loans generally must be repaid over a period not to exceed 5 years.

Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution, including rollover of their vested interest to a qualified retirement plan or Individual Retirement Account (IRA), or continue as a participant in the Plan without receiving any future employer-matching contributions. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end. Benefits are recorded when paid.

Plan Termination- Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balance.

Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

Forfeiture Accounts- Forfeitures from non-vested participant accounts are generally used to reduce future Company contributions or pay Plan expenses. As of December 31, 2004 and 2003, the outstanding balance in the forfeiture account totaled $4,269 and $1,936, respectively. For the years ended December 31, 2004 and 2003, $4,911 and $9,745, respectively, of forfeitures were used to pay Plan expenses.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003 (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value, except for the Guaranteed Investment Contract with PNC Bank (“PNC”) at December 31, 2004, which was included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. The contract value as of December 31, 2004 approximated fair value. The average yield and crediting interest rate were 3.65% and 3.78% for 2004 and 2003, respectively. The crediting interest rate was based on an agreed-upon formula with the issuer and cannot be less than zero. Fair value for the Company’s unitized common stock is based on the Sharper Image common stock, which is listed on NASDAQ, and is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants’ non-vested portion of the Company’s matching contributions. If the forfeiture balance is less than administrative expense, the deficiency will be paid by the Company.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003 (continued)

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are separately identified in the following table:

	2004 Fair Value	2003 Fair Value
BlackRock Funds:
Index Equity Fund	$1,210,944	$1,090,217
Money Market Fund	1,926,162	1,917,467
AIM Small Cap Growth Fund	703,575	589,531
Growth Fund of America	1,670,698	1,255,117
Janus Advisor Balanced Fund	—	655,299
Janus Worldwide Fund	—	601,996
American Balanced Fund	787,273	—
Fidelity Advisor Diversified International Fund	732,206	—
Sharper Image Corp.
Unitized Common Stock	892,059	1,285,997

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) appreciated (depreciated) by $3,752 and $1,692,987 in value, respectively, as follows:

	2004	2003
Mutual Funds	$519,838	$1,056,337
Sharper Image Corp. Unitized Common Stock	(516,086)	636,650

	$3,752	$1,692,987

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by PNC, or by a majority owned subsidiary of PNC. These funds are the BlackRock Funds and the Investment Contract Fund. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of the Company’s common stock and, therefore, these transactions also qualify as party-in-interest transactions.

* * * * * * * * * * *

THE SHARPER IMAGE

401(k) SAVINGS PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2004

Employer Identification Number: 94-249-3558

Plan Number: 002

Form: 5500

Identification of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, par or Maturity Value	Cost	Current Value
American Balanced Fund	43,737 shares	773,172	787,273
BlackRock Index Equity Fund *	52,376 shares	1,080,848	1,210,944
AIM Small Cap Growth Fund	25,622 shares	598,709	703,575
American Century Equity Growth Fund	17,088 shares	327,419	377,126
American Century Small Cap Value	12,226 shares	123,289	124,335
Growth Fund of America	61,019 shares	1,319,380	1,670,698
Washington Mutual Investors Fund	15,916 shares	442,747	489,906
Fidelity Advisor Mid Cap Fund	16,492 shares	338,184	415,924
Fidelity Advisor Value Fund	10,310 shares	295,690	371,257
Fidelity Advisor Diversified International Fund	39,451 shares	658,835	732,206
BlackRock Intermediate Government Bond Fund *	43,256 shares	455,158	449,427
BlackRock Money Market Fund *	1,277,380 shares	1,804,452	1,926,162
Investment Contract Fund *	57,639 shares	149,708	154,254
Sharper Image Corp. Unitized Common Stock *	29,185 shares	828,506	892,059
Seventy-five loans outstanding with interest rates ranging from 5.00% to 10.50%			431,640
Total Investments			$10,736,786

*	Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SHARPER IMAGE 401(k) SAVINGS PLAN BY SHARPER IMAGE CORPORATION PLAN ADMINISTRATOR

Date: June 29, 2005	by:	/s/ TRACY Y. WAN
Tracy Y. Wan
President, Chief Operating Officer
and Plan Administrator